Exhibit 99.1

Bitauto Announces Third Quarter 2011 Results

BEIJING, China, November 10, 2011 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the third quarter ended September 30, 2011.1

Third Quarter 2011 Highlights

•	Revenue in the third quarter of 2011 was RMB176.7 million ($27.7 million), a 46.5% increase from the corresponding period in 2010.

•	Gross profit in the third quarter of 2011 was RMB123.2 million ($19.3 million), a 49.9% increase from the corresponding period in 2010.

•

Operating profit in the third quarter of 2011 was RMB22.5 million ($3.5 million), a 6.1% increase from the corresponding period in 2010. The growth in operating profit, which would otherwise outpace growth in revenue, was offset by expenses associated with a cooperative agreement with Baidu, Inc., pursuant to which bitauto.com exclusively provides auto-related content for Baidu’s Open Data Platform, beginning June 1, 2011.

•	IFRS profit in the third quarter of 2011 was RMB24.2 million ($3.8 million), as compared to an IFRS loss of RMB188.9 million ($29.6 million) in the corresponding period in 2010.

•	Non-GAAP profit from continuing operations in the third quarter of 2011 was RMB28.9 million ($4.5 million), a 33.8% increase from the corresponding period in 2010.

•

The Company had 5,446 subscribers to Easypass, its online marketing platform for new cars, and 1,215 customers for Transtar, its online marketing platform for used cars, during the nine months ended September 30, 2011, compared to 2,783 and 953, respectively, in the corresponding period in 2010.

•	During the third quarter of 2011, the Company repurchased 306,750 of its American Depositary Shares (“ADSs”) for a total consideration of $2.0 million, inclusive of transaction charges.

[1]

This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3780 to US$1.00, the effective noon buying rate as of September 30, 2011 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

“I am pleased to report that in the third quarter Bitauto continued to grow at a robust rate,” said William Li, chairman and chief executive officer of Bitauto. “We recorded impressive year-on-year revenue growth of 46.5% as more of China’s auto makers and auto dealers turned to bitauto.com and ucar.cn as their online marketing platforms of choice. A particularly important growth driver was the rapid increase in the number of auto dealers subscribing to our Easypass online marketing platform for new car listings. Easypass had 5,446 subscribers during the nine months ended September 30, 2011, which is nearly double the number of subscribers in the same period a year ago. Our digital marketing solutions business, CIG, has also had a strong quarter with revenue growth of almost 35% year-on-year, which was in part driven by new customers acquired in 2011.”

Mr. Li added, “We are confident that Bitauto will continue to grow through successful execution of our strategy to build our brand, enhance product and service quality, and expand our sales and customer service network. We have made important progress in each of these areas so far this year, and remain focused on sustaining these efforts for the remainder of 2011 and beyond.”

Andy Zhang, Bitauto’s chief financial officer, commented, “At this stage in Bitauto’s development, we believe it is vital to establish a solid foundation for sustainable long-term growth. Our recent investments in brand awareness are an important part of this effort, and are already having a positive impact. Over the last quarter, bitauto.com recorded a noticeable increase in traffic and brand awareness since our marketing partnership with Baidu was rolled out. Excluding costs related to this partnership, growth in our operating profit for the third quarter would have outpaced growth in revenue. We also strengthened our client service team and invested in research and development for our digital marketing solutions business in the third quarter. We are confident these investments will increasingly contribute to our profitability in the coming quarters.”

Third Quarter 2011 Results

Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	Sept 30, 2010	% of Total Revenue	Sept 30, 2011	% of Total Revenue	% Change
bitauto.com business	82,969	68.7%	125,228	70.9%	50.9%
ucar.cn business	5,370	4.5%	7,960	4.5%	48.2%
Digital Marketing Solutions	32,266	26.8%	43,534	24.6%	34.9%

Total revenue	120,605	100.0%	176,722	100.0%	46.5%

Cost of Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	Sept 30, 2010	% of Total Cost of revenue	Sept 30, 2011	% of Total Cost of revenue	% Change
bitauto.com business	21,676	56.5%	25,319	47.3%	16.8%
ucar.cn business	6,120	15.9%	10,857	20.3%	77.4%
Digital Marketing Solutions	10,620	27.6%	17,326	32.4%	63.1%

Total cost of revenue	38,416	100.0%	53,502	100.0%	39.3%

Gross profit margin	68.1%		69.7%

Bitauto reported revenue of RMB176.7 million ($27.7 million) for the third quarter of 2011, representing a 46.5% increase from the corresponding period in 2010. The increase in revenue is attributable to the growth of all three of the Company’s business lines.

Cost of revenue for the third quarter of 2011 was RMB53.5 million ($8.4 million), representing a year-over-year increase of 39.3% from RMB38.4 million ($6.0 million). Cost of revenue as a percentage of revenue in the third quarter of 2011 was 30.3%, compared to 31.9% in the same period one year ago.

Gross profit for the third quarter of 2011 was RMB123.2 million ($19.3 million), representing a 49.9% increase from the corresponding period in 2010.

Revenue from the bitauto.com business for the third quarter of 2011 was RMB125.2 million ($19.6 million), representing a 50.9% increase from the corresponding period in 2010. The increase was due to an increase in dealer subscription revenue driven by an expansion in the Company’s sales and services network, as well as an increase in advertising revenue.

Cost of revenue for the bitauto.com business for the third quarter of 2011 was RMB25.3 million ($4.0 million), representing a year-over-year increase of 16.8% from RMB21.7 million ($3.4 million). This was mainly due to an increase in business taxes, which rose in line with revenue growth.

Gross profit from the bitauto.com business for the third quarter of 2011 was RMB99.9 million ($15.7 million), representing a 63.0% increase from the corresponding period in 2010.

Revenue from the ucar.cn business for the third quarter of 2011 was RMB8.0 million ($1.2 million), representing a 48.2% increase from the corresponding period in 2010. The increase in revenue is mainly attributable to the increased demand for advertising services on ucar.cn and the growth in the number of Transtar customers.

Cost of revenue for the ucar.cn business for the third quarter of 2011 was RMB10.9 million ($1.7 million), representing a year-over-year increase of 77.4% from RMB6.1 million ($1.0 million). This was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ used automobile listing information.

Gross loss from the ucar.cn business for the third quarter of 2011 was RMB2.9 million ($0.5 million), compared to a gross loss of RMB0.8 million ($0.1 million) in the corresponding period in 2010.

Revenue from the digital marketing solutions business for the third quarter of 2011 was RMB43.5 million ($6.8 million), representing a 34.9% increase from the corresponding period in 2010. The increase was mainly due to an increase in the number of advertising customers, as well as a one-off increase in advertising and marketing spending associated with several new car launch campaigns during the third quarter.

Cost of revenue for the digital marketing solutions business for the third quarter of 2011 was RMB17.3 million ($2.7 million), representing a year-over-year increase of 63.1% from RMB10.6 million ($1.7 million). The increase was mainly due to lower-margined services accounting for a larger percentage of the total services provided to digital marketing solutions customers in the third quarter of 2011, such as event planning and execution.

Gross profit from the digital marketing solutions business for the third quarter of 2011 was RMB26.2 million ($4.1 million), representing a 21.1% increase from the corresponding period in 2010.

Selling and administrative expenses were RMB92.3 million ($14.5 million) for the third quarter of 2011, representing an increase of 71.3% from the corresponding period in 2010. This increase was mainly due to an increase in salaries and benefits for employees and marketing expenses relating to the cooperative agreement between Bitauto and Baidu, Inc., pursuant to which bitauto.com exclusively provides auto-related content for Baidu’s Open Data Platform starting June 1, 2011.

Product development expenses were RMB8.4 million ($1.3 million) for the third quarter of 2011, an 18.4% increase from the corresponding period in 2010. The increase was primarily due to an increase in research and development personnel-related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB4.7 million ($0.7 million) in the third quarter of 2011, compared to RMB2.0 million ($0.3 million) in the corresponding period in 2010. The increase is mainly related to the stock options granted in December 2010.

Operating profit in the third quarter of 2011 was RMB22.5 million ($3.5 million), representing a 6.1% increase from the corresponding period in 2010.

Income tax expense in the third quarter of 2011 was RMB5.3 million ($0.8 million), compared to an income tax expense of RMB2.3 million ($0.4 million) in the corresponding period in 2010.

IFRS profit in the third quarter of 2011 was RMB24.2 million ($3.8 million). Basic and diluted profit per American Depositary Share (“ADS”), each representing one ordinary share, in the third quarter of 2011 amounted to RMB0.59 ($0.09) and RMB0.57 ($0.09), respectively.

Non-GAAP profit from continuing operations in the third quarter of 2011 was RMB28.9 million ($4.5 million), a 33.8% increase from the corresponding period in 2010. Non-GAAP basic and diluted profit per ADS in the third quarter of 2011 amounted to RMB0.70 ($0.11) and RMB0.68 ($0.11), respectively.

As of September 30, 2011, the Company had cash and cash equivalents of RMB555.6 million ($87.1 million). Cash used in operating activities and cash used for capital expenditures in the third quarter of 2011 were RMB68.0 million ($10.7 million) and RMB5.4 million ($0.8 million), respectively.

Trade receivables was RMB526.0 million ($82.5 million) as of September 30, 2011, compared to RMB283.7 million ($44.5 million) as of December 31, 2010. Days sales outstanding (“DSO”)2 were approximately 114 days in the third quarter of 2011.

The number of employees totaled 1,531 as of September 30, 2011, a 27% increase from the same period in 2010. The increase is primarily attributable to our geographic expansion in to 92 cities, compared to 77 cities in the corresponding period in 2010.

Fourth Quarter 2011 Outlook

Bitauto currently expects to generate revenue in the range of RMB210.0 million ($32.9 million) to RMB215.0 million ($33.7 million) in the fourth quarter of fiscal year 2011, representing a 32.2% to 35.3% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.79 ($0.12) in the fourth quarter of 2011.

[2]	For the online advertising services we provide as part of our digital marketing solutions business, we act as an agent in placing our automaker customers’ advertisements on the websites of our media vendors. We enter into publishing schedule agreements with our automaker customers and into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. We record receivables from our automaker customers and corresponding payables due to our media vendors. As such, we record accounts receivable from our customers and accounts payable to media vendors on a gross basis. We receive fees in the capacity of an agent for assisting our automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis. As a result, to calculate DSO that is indicative of the operations, the denominator of DSO calculation includes the gross value of the advertisements placed that correspond to the gross payables recorded due to the media vendors. The Company’s DSO is defined as average trade and notes receivables divided by revenue including the gross value of advertisements, multiplied by 90 days.

This forecast takes into consideration seasonality factors in Bitauto’s business, and reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call today, November 10, 2011, at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-866-5194-004
Hong Kong:	+ 800-930-346
China:	+400-6208-038 and +800-8190-121
International:	+ 65-6723-9381

Conference ID:	20008744

A replay of the conference call may be accessed by phone at the following number until November 18, 2011:

US:	+1-718-3541-232
International:	+61-2-8235-5000

Conference ID:	20008744

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, ucar.cn business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for fourth quarter and fiscal year 2011 and quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS (loss)/profit from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to (i) changes in fair value of the derivative component of the Company’s convertible preference shares, (ii) changes in fair value of the Company’s convertible promissory notes, (iii) finance costs relating to the Company’s preference shares, (iv) share-based payments and (v) non-capitalized IPO expenses. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the charges resulting from its convertible preference shares being characterized as liabilities under IFRS. In addition, all convertible preference shares were automatically converted into ordinary shares upon the completion of the Company’s initial public offering in November 2010, and, as a result, there has been no such charges relating to convertible preference shares starting 2011. Furthermore, this non-GAAP financial measure eliminates the impact of items that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit from continuing operations has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1-212-333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	September 30, 2010	September 30, 2011
	Unaudited	Unaudited

Continuing operations
Revenue	120,605,390	176,722,174
Cost of revenue	(38,416,049)	(53,502,348)

Gross profit	82,189,341	123,219,826

Selling and administrative expenses	(53,905,202)	(92,334,498)
Product development expenses	(7,072,850)	(8,372,574)

Operating profit	21,211,289	22,512,754

Other income	1,143,381	6,815,327
Other expenses	(395,904)	(942,907)
Changes in fair value of derivative component of convertible preference shares	(205,803,295)	—
Interest income	153,026	1,116,030
Interest expense	(274,350)	—
Finance costs on convertible preference shares	(2,664,595)	—
Share of loss of an associate	—	(54,168)

(Loss)/profit before tax from continuing operations	(186,630,448)	29,447,036

Income tax expense	(2,276,453)	(5,250,556)

(Loss)/profit for the period from continuing operations	(188,906,901)	24,196,480

(Loss)/profit for the period	(188,906,901)	24,196,480
Total comprehensive (loss)/income for the period	(174,325,142)	14,385,495

Other Financial Data (unaudited)
Non-GAAP profit from continuing operations	21,599,198	28,893,956

Reconciliation of IFRS (loss)/profit from continuing operations to non-GAAP profit from continuing operations

	For the Three Months Ended
	September 30, 2010	September 30, 2011
	Unaudited	Unaudited
(Loss)/profit from continuing operations	(188,906,901)	24,196,480
Changes in fair value of derivative component of convertible preference shares	205,803,295	—
Finance costs on convertible preference shares	2,664,595	—
Share-based payments	2,038,209	4,697,476

Non-GAAP profit from continuing operations	21,599,198	28,893,956

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2010	September 30, 2011
	Audited	Unaudited

Assets
Current assets	1,137,963,151	1,151,695,204
Non-current assets	37,732,672	50,007,871

Total assets	1,175,695,823	1,201,703,075

Liabilities
Current liabilities	352,283,145	344,301,769

Total liabilities	352,283,145	344,301,769

Total equity	823,412,678	857,401,306

Total liabilities and equity	1,175,695,823	1,201,703,075